As filed with the Securities and Exchange Commission on November 10, 2004 Registration No. 333-119619
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                    FORM S-2

                                Amendment No. 2
                                ---------------

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                         PROVECTUS PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

             Nevada                       2834                  90-0233011
(State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
     of incorporation or      Classification Code Number  Identification Number)
        organization)


   7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931, (865) 769-4011 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                             Timothy C. Scott, Ph.D.
                                    President
                         Provectus Pharmaceuticals, Inc.
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                    Copy to:

                          Linda Crouch-McCreadie, Esq.
                   Baker Donelson Bearman Caldwell & Berkowitz
                              207 Mockingbird Lane
                                    Suite 300
                          Johnson City, Tennessee 37904
                                 (423) 928-0181


                            -------------------------


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the registration statement until such time that all of the shares of common stock registered hereunder have been sold.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                  Proposed               Proposed
   Title of each class of                                         maximum                 maximum        Amount of
         securities             Amount to be registered        offering price            aggregate      registration
      to be registered                    (1)                    per share            offering price        fee
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         8,560,127          (2)       $0.82        (3)      $7,019,304         $889.35
                                      ---------                   --------              ------------        --------
                                  -------------
                                      8,560,127                                          $7,019,304         $889.35(5)

     (1) Pursuant to Rule 416 under the Securities Act, this registration statement also registers such additional number of shares of the registrant's common stock, $0.001 par value, as may be offered or issued as result of any stock splits, stock dividends or similar transactions.

     (2) Represents (a) up to 2,388,535 shares of common stock, issuable upon conversion of $750,000 in aggregate principal amount of convertible debentures held by Cornell Capital Partners, LP, at a minimum per share conversion price of $0.75 until December 1, 2004 and a maximum per share conversion price of the lesser of $1.88 or 80% of the volume weighted average price of the common stock, as quoted by Bloomberg, LP, during the 5 trading days immediately prior to the conversion date, (b) up to 2,023,552 shares of common stock issuable upon written request for an advance under a Standby Equity Distribution Agreement with Cornell Capital Partners, LP, and (c) 190,084 shares of common stock issued as a commitment fee under the Standby Equity Distribution Agreement. Also represents 7,920 shares of common stock issued to Newbridge Securities Corporation as placement agent under the Standby Equity Distribution Agreement. Also represents (a) 962,962 shares of common stock held by Castlerigg Master Investments, Ltd. and (b) up to 962,962 shares of Common Stock issuable upon exercise of certain warrants held by Castlerigg, at a per share conversion price of $1.00. Also represents (a) 370,370 shares of common stock held by A.I. International Corporate Holdings, Ltd. and (b) up to 370,370 shares of Common Stock issuable upon exercise of certain warrants held by A.I. International, at a per share conversion price of $1.00. Also represents (a) 858,372 shares of common stock held by certain selling shareholders and (b) 425,000 shares of common stock issuable upon exercise of certain warrants held by certain selling shareholders.

     (3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale price of the registrant's common stock as reported on the OTC Electronic Bulletin Board on October 1, 2004.

     (5) A total of $448.44 was previously paid by Provectus Pharmaceuticals, Inc. in connection with the filing of its Registration Statement on Form S-3 (Registration No. 333-111982) on January 16, 2004, its Registration Statement on Form S-2 (Registration No. 333-112762) on February 12, 2004, as amended on April 7, 2004.

                            ------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                  SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2004

PROSPECTUS

                         PROVECTUS PHARMACEUTICALS, INC.

                        8,560,127 Shares of Common Stock

     This prospectus relates to the sale by the selling shareholders of 8,560,127 shares of our common stock, par value $0.001.

     The selling shareholders may sell the shares from time to time at the prevailing market price or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We have agreed to pay the expenses in connection with the registration of these shares.

     Cornell Capital Partners, LP is an "underwriter" within the meaning of the Securities Act of 1933, which we refer to as the "Securities Act," in connection with the sale of common stock under the Standby Equity Distribution Agreement. The other selling shareholders may be deemed to be "underwriters."

     Our common stock is quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers under the trading symbol "PVCT".

     AS YOU REVIEW THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 4.

     Neither the Securities and Exchange Commission, which we refer to as the "SEC," nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

           The date of this prospectus is ________________ ___, 2004.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                TABLE OF CONTENTS


Prospectus Summary.............................................................1
The Offering...................................................................3
Risk Factors...................................................................4
Use Of Proceeds...............................................................11
Agreements with Cornell Capital Partners, LP..................................11
Agreements with Castlerigg Master Investments, Ltd. and
   A.I. International Corporate Holdings, Ltd.................................12
Description Of Other Transactions.............................................13
Selling Shareholders..........................................................13
Description Of Securities.....................................................15
Plan Of Distribution..........................................................16
Indemnification Of Officers And Directors.....................................17
Where You Can Find More Information About Us..................................19
Incorporation Of Certain Information By Reference.............................19
Experts.......................................................................20
Legal Matters.................................................................20

Exhibit "A" - Form 10KSB/A for fiscal year ended December 31, 2003 as amended on November 1, 2004.............................................A-1

Exhibit "B" - Form 10QSB/A for the quarter ended June 30, 2004, as amended on October 7, 2004.................................................B-1

                               Prospectus Summary


     You should read the following summary together with the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. You should read the entire prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially. Read this entire prospectus carefully, especially the risks described under "Risk Factors." Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" and "Provectus," refer to Provectus Pharmaceuticals, Inc. and its subsidiaries and not to the selling shareholders.

Our Company

     Provectus Pharmaceuticals, Inc., a Nevada corporation, and its two wholly owned subsidiaries, Xantech Pharmaceuticals, Inc. and Pure-ific Corporation, develop, license and market and plan to sell products in three sectors of the healthcare industry:

       o  Over-the-counter products, which we refer to as "OTC products;"

       o  Prescription drugs; and

       o  Medical device systems.

     We manage Procectus, Xantech and Pure-ific on an integrated basis, and when we refer to "we" or "us" or "the Company" in this registration statement on Form S-2, we refer to all three corporations considered as a single unit.

     Through discovery and use of state-of-the-art scientific and medical technologies, the founders of our pharmaceutical business have developed a portfolio of patented, patentable, and proprietary technologies that support multiple products in the prescription drug, medical device and OTC products categories (including patented technologies for: (a) treatment of cancer; (b) novel therapeutic medical devices; (c) enhancing contrast in medical imaging;
(d) improving signal processing during biomedical imaging; and (e) enhancing production of biotechnology products). Our prescription drug products encompass the areas of dermatology and oncology and involve several types of small molecule-based drugs. Our medical device systems include therapeutic and cosmetic lasers, while our OTC products address markets primarily involving skincare applications. None of our prescription drug products are currently being sold as their development is not yet complete. At June 30, 2004, we reported medical device sales of $13,125. We have also initiated sales and distribution of our OTC product Pure-ific via our website www.pureific.com, and we reported sales of $941 at June 30, 2004. We are not currently selling our other OTC products.

     Our company faces significant risks. At December 31, 2003, there was doubt regarding our ability to continue as a going concern considering the lack of working capital required to develop our products and develop sales and distribution channels for out products. Our ability to continue as a going concern has become reasonably assured due to our receipt of financing in June and July 2004. However, our ongoing operations continue to be dependent upon our ability to raise capital. We only have four employees and our future success depends significantly on these employees. Please see the section of this prospectus entitled "Risk Factors" for more information about the risks faced by us.

     This prospectus is accompanied by our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, as amended, and our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, as amended.

     Our principal executive office is located at 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931, telephone (865) 769-4011.

Risk Factors

     Investing in shares of our common stock involves significant risk. You should consider the information under the caption "Risk Factors" beginning on page 4 of this prospectus in deciding whether to purchase the common stock offered under this prospectus.

Our History

     Provectus Pharmaceuticals, Inc., formerly known as "Provectus Pharmaceutical, Inc." and "SPM Group, Inc.," was incorporated under Colorado law on May 1, 1978. SPM Group ceased operations in 1991, and became a development-stage company effective January 1, 1992, with the new corporate purpose of seeking out acquisitions of properties, businesses, or merger candidates, without limitation as to the nature of the business operations or geographic location of the acquisition candidate.

     On April 1, 2002, SPM Group changed its name to "Provectus Pharmaceutical, Inc." and reincorporated in Nevada in preparation for a transaction with Provectus Pharmaceuticals, Inc., a privately-held Tennessee corporation, which we refer to as "PPI." On April 23, 2002, an Agreement and Plan of Reorganization between Provectus Pharmaceutical and PPI was approved by the written consent of a majority of the outstanding shares of Provectus Pharmaceutical. As a result, holders of 6,680,000 shares of common stock of Provectus Pharmaceutical exchanged their shares for all of the issued and outstanding shares of PPI. As part of the acquisition, Provectus Pharmaceutical changed its name to "Provectus Pharmaceuticals, Inc." and PPI became a wholly owned subsidiary of Provectus. For accounting purposes, we treat this transaction as a recapitalization of PPI.

     On November 19, 2002, we acquired Valley Pharmaceuticals, Inc., a privately-held Tennessee corporation formerly known as Photogen, Inc., by merging our subsidiary PPI with and into Valley and naming the surviving corporation "Xantech Pharmaceuticals, Inc." Valley has minimal operations and had no revenues prior to the transaction with us. By acquiring Valley, we acquired our most important intellectual property, including issued U.S. patents and patentable inventions, with which we intend to develop:

    o     prescription  drugs,   medical  and  other  devices  (including  laser
          devices) and over-the-counter pharmaceutical products in the fields of dermatology and oncology; and

    o     technologies  for  the  preparation  of  human  and  animal  vaccines,
          diagnosis  of   infectious   diseases  and  enhanced   production   of
          genetically engineered drugs.

     Prior to the acquisition of Valley, we were considered to be, and continue to be, in the development stage and have not generated any revenues from the assets we acquired.

     On December 5, 2002, we acquired the assets of Pure-ific L.L.C., a Utah limited liability company, and created a wholly owned subsidiary, Pure-ific Corporation, to operate that business. We acquired the product formulations for Pure-ific personal sanitizing sprays, along with the "Pure-ific" trademarks. We intend to continue product development and begin to market a line of personal sanitizing sprays and related products to be sold over the counter under the "Pure-ific" brand name.

     We reported sales of $941 at June 30, 2004 of two of our products, GloveAid and Pure-ific.

The Offering

Securities offered  8,560,127 shares of common stock. (1)

Use of proceeds     We will not receive any proceeds from the sale of the common stock by the selling shareholders. Please see the section of
                    this   prospectus   entitled  "Use  of  Proceeds"  for  more
                    information.

------------------

(1) Includes:


    o up to 2,388,535 shares of common stock, issuable upon conversion of $750,000 in aggregate principal amount of convertible debentures held by Cornell Capital Partners, LP, at a minimum per share conversion price of $0.75 until December 1, 2004 and a maximum per share price of the lesser of $1.88 or 80% of the volume weighted average price of the common stock, as quoted by Bloomberg, LP, during the 5 trading days immediately prior to the conversion date,


    o up to 2,023,552 shares of common stock issuable upon written request for an advance under a Standby Equity Distribution Agreement with Cornell Capital Partners, LP, and 190,084 shares of common stock issued as a commitment fee under the Standby Equity Distribution Agreement.


    o 7,920 shares of common stock issued to Newbridge Securities Corporation as placement agent under the Standby Equity Distribution Agreement,


    o 962,962 shares of common stock held by Castlerigg Master Investments, Ltd.,


    o up to 962,962 shares of Common Stock issuable upon exercise of certain warrants held by Castlerigg, at a per share conversion price of $1.00,


    o 370,370 shares of common stock held by A.I. International Corporate Holdings, Ltd.,

    o up to 370,370 shares of Common Stock issuable upon exercise of certain warrants held by A.I. International, at a per share conversion price of $1.00,


    o 858,372 shares of common stock held by certain selling shareholders, and


    o 425,000 shares of common stock issuable upon exercise of certain warrants held by certain selling shareholders.


     For a description of the agreements between us and Cornell Capital Partners, LP, see the section of this prospectus entitled "Agreements with Cornell Capital Partners, LP." For a description of the agreements between us and Castlerigg Master Investments, Ltd. and A.I. International Corporate Holdings, Ltd., see the section of this prospectus entitled "Agreements with Castlerigg Master Investments, Ltd. and A.I.
     International Corporate Holdings, Ltd."

     The shares described in the first clause above also includes the shares, if any, issuable to the holders of the convertible debentures or warrants as liquidated damages or as a result of adjustments to those convertible debentures and warrants. For a description of the agreement between us and the holders of the convertible debentures, see the section of this prospectus entitled "AGREEMENTS WITH THE CONVERTIBLE DEBENTURE HOLDERS."

                                  Risk Factors

     Before you purchase our securities, you should carefully consider the risks described below and the other information contained in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this "Risk Factors" section actually occurs, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment.

Our independent auditors expressed substantial doubt about our ability to continue as a going concern in their report on our December 31, 2003 financial statements.

     Our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern in their report on our December 31, 2003 financial statements. Our ability to continue as a going concern has become reasonably assured due to our receipt of financing in June and July, 2004. However, our ongoing operations continue to be dependent upon our ability to raise capital. Ultimately, we must achieve profitable operations if we are to be a viable entity. We intend to proceed as rapidly as possible with the development of OTC products that can be sold with a minimum of regulatory compliance and with the development of revenue sources through licensing of our existing intellectual property portfolio. Our technologies are in early stages of development. We do not expect to generate sufficient revenues to enable us to be profitable for several calendar quarters. We require additional funding to continue initial production and distribution of OTC products in order to achieve meaningful sales volumes. In addition, we need to raise additional funds in order to fully implement our integrated business plan, including execution of the next phases in clinical development of our pharmaceutical products and resumption of research programs currently suspended.

     We cannot assure you that we will be able to raise sufficient capital to sustain operations before we reach an acceptable level of revenue generation or that we will be able to achieve, or maintain, a level of profitability sufficient to meet our operating expenses and continue as a going concern.

Because of our limited operations and the fact that we are currently generating limited revenue, we may be unable to pay our debts when they become due.

     As of August 31, 2004, we had $1,706,764 in debt and accrued interest on our balance sheet, consisting of $1,025,959 in principal and $141,333 in accrued but unpaid interest owed to Gryffindor; $375,000 in principal and $2,750 in accrued interest owed to the holders of our convertible debentures and $149,000 in principal and $12,722 in accrued interest owed to Dr. Wachter. The amounts due to Gryffindor are due in November 2004, the amounts due to the holders of the convertible debentures are due in July 2007, and the amounts due to Dr. Wachter are due in 2009. Because of the convertible nature of the debt owed to Gryffindor and to the holders of the convertible debentures, we may not have to repay this debt if the debt is converted into shares of our common stock. However, we can not assure you that this debt will be converted into common stock and we may have to repay this indebtedness. Our ability to satisfy our current debt service obligations and any additional obligations we might incur will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative and regulatory factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned acquisitions, expansion and capital expenditures, sell assets, obtain additional equity capital or restructure our debt. Additionally, our creditors could accelerate our payment obligations, commence foreclosure proceedings against our assets or force us into bankruptcy or liquidation. In such events, any proceeds may not be sufficient to pay off our creditors. We cannot assure you that our operating results, cash flow and capital resources will be sufficient for payment of our debt service and other obligations in the future.

We will need additional capital to conduct our operations and develop our products, and our ability to obtain the necessary funding is uncertain.

     We will require substantial capital resources in order to conduct our operations and develop our products. We estimate that our existing capital resources will be sufficient to fund our current and planned operations. We have based this estimate on assumptions that may prove to be wrong, and we cannot assure you that estimates and assumptions will remain unchanged. For example, we are currently assuming that we will continue to operate without any significant staff or other resources expansion. We intend to acquire additional funding through public or private equity financings or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all, and our independent auditors' going concern qualification may make it more difficult for us to obtain additional funding to meet our objectives. As discussed in more detail below, additional equity financing could result in significant dilution to shareholders. Further, in the event that additional funds are obtained through licensing or other arrangements, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our product development programs, any of which could have a material adverse effect on our business and may impair the value of our patents and other intangible assets.

Existing shareholders may face dilution from our financing efforts.

     We must raise additional capital from external sources to execute our business plan. We plan to issue debt securities, capital stock, or a combination of these securities. We may not be able to sell these securities, particularly under current market conditions. Even if we are successful in finding buyers for our securities, the buyers could demand high interest rates or require us to agree to onerous operating covenants, which could in turn harm our ability to operate our business by reducing our cash flow and restricting our operating activities. If we were to sell our capital stock, we might be forced to sell shares at a depressed market price, which could result in substantial dilution to our existing shareholders. In addition, any shares of capital stock we may issue may have rights, privileges, and preferences superior to those of our common shareholders.

The prescription drug and medical device products in our internal pipeline are at an early stage of development, and they may fail in subsequent development or commercialization.

     We are continuing to pursue clinical development of our most advanced pharmaceutical drug products, Xantryl and Provecta, for use as treatments for specific conditions. These products and other pharmaceutical drug and medical device products that we are currently developing will require significant additional research, formulation and manufacturing development, and pre-clinical and extensive clinical testing prior to regulatory licensure and commercialization. Pre-clinical and clinical studies of our pharmaceutical drug and medical device products under development may not demonstrate the safety and efficacy necessary to obtain regulatory approvals. Pharmaceutical and biotechnology companies have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in earlier trials. Pharmaceutical drug and medical device products that appear to be promising at early stages of development may not reach the market or be marketed successfully for a number of reasons, including the following:

    o a product may be found to be ineffective or have harmful side effects during subsequent pre-clinical testing or clinical trials,

    o    a product may fail to receive necessary regulatory clearance,

    o    a product may be too difficult to manufacture on a large scale,

    o    a product may be too expensive to manufacture or market,

    o    a product may not achieve broad market acceptance,

    o others may hold proprietary rights that will prevent a product from being marketed, or

    o    others may market equivalent or superior products.

     We do not expect any pharmaceutical drug products or medical device products that we are developing to be commercially available for at least several years, if at all. Our research and product development efforts may not be successfully completed and may not result in any successfully commercialized products. Further, after commercial introduction of a new product, discovery of problems through adverse event reporting could result in restrictions on the product, including withdrawal from the market and, in certain cases, civil or criminal penalties.

Our OTC products are at an early stage of introduction, and we cannot be sure that they will be widely accepted in the marketplace or that we will have adequate capital to market and distribute these products which are an important factor in the future success of our business.

     We recently have begun marketing GloveAid and Pure-ific, our first two OTC products, on a limited basis. We did not recognize any revenue from these products in 2003, as the sales of these products were not material. We recognized $941 of revenue from sales of these products during the first and second quarters of 2004. In order for these products to become commercially successful, we must increase significantly our distribution of them. Increasing distribution of these products requires, in turn, that we or distributors representing us increase marketing of these products. In view of our limited financial resources, we may be unable to afford increases in our marketing of our OTC products sufficient to improve our distribution of our products. Even if we can and do increase our marketing of our OTC products, we cannot give you any assurances that we can successfully increase our distribution of our products.

     If we do begin increasing our distribution of our OTC products, we must increase our production of these products in order to fill our distribution channels. Increased production will require additional financial resources that we do not have at present. Additionally, we may succeed in increasing production without succeeding in increasing sales, which could leave us with excess, possibly unsaleable, inventory.

     If we are unable to successfully introduce, market and distribute these products, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Competition in the prescription drug, medical device and OTC pharmaceuticals markets is intense, and we may be unable to succeed if our competitors have more funding or better marketing.

     The pharmaceutical and biotechnology industries are intensely competitive. Other pharmaceutical and biotechnology companies and research organizations currently engage in or have in the past engaged in research efforts related to treatment of dermatological conditions or cancers of the skin, liver and breast, which could lead to the development of products or therapies that could compete directly with the prescription drug, medical device and OTC products that we are seeking to develop and market.

     Many companies are also developing alternative therapies to treat cancer and dermatological conditions and, in this regard, are our competitors. Many of the pharmaceutical companies developing and marketing these competing products have significantly greater financial resources and expertise than we do in:

    o    research and development,

    o    manufacturing,

    o    preclinical and clinical testing,

    o    obtaining regulatory approvals, and

    o    marketing.

     Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs.

     In addition to the above factors, we expect to face competition in the following areas:

    o    product efficacy and safety;

    o    the timing and scope of regulatory consents;

    o    availability of resources;

    o    reimbursement coverage;

    o    price; and

    o patent position, including the potentially dominant patent positions of others.

     As a result of the foregoing, our competitors may develop more effective or more affordable products or achieve earlier product commercialization than we do.

Product Competition. Additionally, since our currently marketed products are generally established and commonly sold, they are subject to competition from products with similar qualities.

     Our OTC product Pure-ific competes in the market with other hand sanitizing products, including in particular, the following hand sanitizers:

    o    Purell (manufactured by GOJO Industries),

    o    Avagard D (manufactured by 3M) and

    o a large number of generic and private-label equivalents to these market leaders.

     Our OTC product GloveAid represents a new product category that has no direct competitors; however, other types of products, such as AloeTouch(R) disposable gloves (manufactured by Medline Industries) target the same market niche.

     Since our prescription products Provecta and Xantryl have not yet been approved by the FDA or introduced to the marketplace, we cannot estimate what competition these products might face when they are finally introduced, if at all. We cannot assure you that these products will not face significant competition for other prescription drugs and generic equivalents.

If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property our business could be harmed.

     We may not be successful in securing or maintaining proprietary patent protection for our products or products and technologies we develop or license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our anticipated sales. While some of our products have proprietary patent protection, a challenge to these patents can be subject to expensive litigation. Litigation concerning patents, other forms of intellectual property and proprietary technology is becoming more widespread and can be protracted and expensive and can distract management and other personnel from performing their duties for us. We are not currently aware of any of our intellectual property that is being infringed upon.

     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in order to develop a competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets and technology, or that we can adequately protect our trade secrets and technology.

     If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If we infringe on the intellectual property of others, our business could be harmed.

     We could be sued for infringing patents or other intellectual property that purportedly cover products and/or methods of using such products held by persons other than us. Litigation arising from an alleged infringement could result in removal from the market, or a substantial delay in, or prevention of, the introduction of our products, any of which could have a material adverse effect on our business, financial condition, or results of operations and cash flows. We have not been notified of any third party's belief that we are infringing upon their intellectual property.

If we do not update and enhance our technologies, they will become obsolete.

     The pharmaceutical market is characterized by rapid technological change, and our future success will depend on our ability to conduct successful research in our fields of expertise, to discover new technologies as a result of that research, to develop products based on our technologies, and to commercialize those products. While we believe that our current technology is adequate for our present needs, if we fail to stay at the forefront of technological development, we will be unable to compete effectively. Our competitors are using substantial resources to develop new pharmaceutical technologies and to commercialize products based on those technologies. Accordingly, our technologies may be rendered obsolete by advances in existing technologies or the development of different technologies by one or more of our current or future competitors.

If we lose any of our key personnel, we may be unable to successfully execute our business plan.

     Our business is presently managed by four key employees:

    o    H. Craig Dees, Ph.D., our Chief Executive Officer;

    o    Timothy C. Scott, Ph.D., our President;

    o    Eric A. Wachter, Ph.D., our Vice President-Pharmaceuticals; and

    o    Peter R. Culpepper, CPA, our Chief Financial Officer.

     In addition to their responsibilities for management of our overall business strategy, Drs. Dees, Scott and Wachter are our chief researchers in the fields in which we are developing and planning to develop prescription drug, medical device and OTC products. Also, as of June 30, 2004, we owed $183,750 in accrued but unpaid compensation to our employees, most of which is owed to Drs. Dees, Scott and Wachter. The loss of any of these key employees could have a material adverse effect on our operations, and our ability to execute our business plan might be negatively impacted. Any of these key employees may leave their employment with us if they choose to do so, and we cannot assure you that we would be able to hire similarly qualified executives if any of our key employees should choose to leave.

Because  we  have  only  four  employees,   our  management  may  be  unable  to
successfully manage our business.

     In order to successfully execute our business plan, our management must succeed in all of the following critical areas:

    o Researching diseases and possible therapies in the areas of dermatology and skin care, oncology, and biotechnology;

    o Developing prescription drug, medical device and OTC products based on our research;

    o    Marketing and selling developed products;

    o Obtaining additional capital to finance research, development, production and marketing of our products; and

    o    Managing our business as it grows.

     As discussed above, we currently have only four employees, all of whom are full-time employees. The greatest burden of succeeding in the above areas therefore falls on Drs. Dees, Scott and Wachter. Focusing on any one of these areas may divert their attention from our other areas of concern and could affect our ability to manage other aspects of our business. We cannot assure you that our management will be able to succeed in all of these areas or, even if we do so succeed, that our business will be successful as a result. We anticipate adding a part-time regulatory affairs officer, a part-time lab technician and a part-time office manager within the next year. While we have not historically had difficulty in attracting employees, our small size and limited operating history may make it difficult for us to attract and retain employees in the future which could further divert managements attention from the operation of our business.

Our common stock price can be volatile because of several factors, including a limited public float.

     During the twelve-month period ended June 30, 2004, the sale price of our common stock fluctuated from $2.00 to $0.20 per share. We believe that our common stock is subject to wide price fluctuations because of several factors, including:

    o    absence of meaningful earnings and external financing;

    o a relatively thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on our stock price;

    o general volatility of the stock markets and the market prices of other publicly traded companies; and

    o investor sentiment regarding equity markets generally, including public perception of corporate ethics and governance and the accuracy and transparency of financial reporting.

We have raised substantial amounts of capital in private placements from time to time, and if we have failed to comply with applicable laws and regulations applicable to these private placements, we could be required to repay this capital to investors and could be subject to legal action by the investors and by state and federal securities regulators.

     We have offered and sold securities in private placements in reliance upon exemptions from the registration requirements of the SEC and state agencies. These exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of the exemptive provisions, investors might have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek rescission or prevail in any suit, we could face severe financial demands that could materially and adversely affect our financial position. Further, the SEC and state agencies could take action against us that could divert management's attention from the operation of our business, cause us to pay fines and penalties and cause us to have to repay investors their original investment, among other things.


Financings that may be available to us under current market conditions frequently involve sales at prices below the prices at which our common stock trades on the Over the Counter Electronic Bulletin Board, as well as the issuance of warrants or convertible debt that require exercise or conversion prices that are calculated in the future at a discount to the then market price of our common stock.

     Any agreement to sell, or convert debt or equity securities into, common stock at a future date and at a price based on the then current market price will provide an incentive to the investor or third parties to sell the common stock short to decrease the price and increase the number of shares they may receive in a future purchase, whether directly from us or in the market. For example, the initial conversion rate of the convertible debentures is equal to the lower of (i) $1.88 or (ii) an amount equal to 80% of the lowest daily volume weighted average price of our common stock, as quoted by Bloomberg, L.P. on the maturity date. If the average market price of our common stock is so low that it causes the conversion rate on the convertible debentures to fall below approximately $0.75, and if the debenture holders enforce this provision of our agreement with them, we will have to issue more shares to the debenture holders upon conversion of the convertible debentures and the anti-dilutive provisions contained in our agreements with Gryffindor will become operative. If these anti-dilutive provisions become operative, we may be required to issue a significant number of shares of common stock to Gryffindor. We will not receive any additional proceeds from Gryffindor for the issuance of these shares of common stock. Other financings that we may obtain may contain similar provisions, and the existence of anti-dilutive provisions in some of our existing financings may make it more difficult for us to obtain financing in the future. These types of transactions which cause the issuance of our common stock in connection with the exercise or conversion of securities may result in substantial dilution to the remaining holders of our common stock

Financings that may be available to us frequently involve high selling costs.

     Because of our limited operating history, low market capitalization, thin trading volume and other factors, we have historically had to pay high costs to obtain financing and expect to continue to be required to pay high costs for any future financings in which we may participate. For example, our past sales of shares and our sale of the convertible debentures have involved the payment of finder's fees or placement agent's fees. These types of fees are typically higher for small companies like us. Payment of fees of this type reduces the amount of cash that we receive from a financing transaction and makes it more difficult for us to obtain the amount of financing that we need to maintain and expand our operations.

The Standby Equity Distribution Agreement with Cornell Capital Partners, LP and the convertible debentures issued to Cornell Capital Partners, LP contain certain covenants that prohibit us from raising capital at less than the market price or pledging assets to other lenders.

     The Standby Equity Distribution Agreement and convertible debentures with Cornell Capital Partners, LP contain covenants that restrict the following activities:

    o Raising capital from the sale of stock or other securities convertible into stock at a price less than the market price of our common stock on the date of issuance; or

    o Granting a security interest in our assets, which security interest may be needed in order to obtain borrowings or capital from a lender.

     The existence of these covenants may severely limit our ability to borrow money or raise capital from the sale of stock or convertible securities because any potential lender will likely require collateral in the form of a security interest on our assets to secure a loan and purchasers of our stock or convertible securities may want to pay a discount to the market price of our stock.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.

     Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all.

We may not be able to access sufficient funds under the Standby Equity Distribution Agreement with Cornell Capital Partners, LP when needed.


     We are dependent on external financing to fund our operations. Our financing needs are expected to be provided from the Standby Equity Distribution Agreement, in large part. No assurances can be given that such financing will be available in sufficient amounts or at all when needed, in part, because the amount of financing available will fluctuate with the price and volume of our common stock. As the price and volume decline, then the amount of financing available under the Standby Equity Distribution Agreement will decline.

     There are additional restrictions on our ability to request advances under the Standby Equity Distribution Agreement. For example, our ability to request an advance is conditioned upon our registering the shares of common stock with the SEC. Further, we may not request advances if the shares to be issued in connection with these advances would result in Cornell Capital Partners, LP owning more than 9.99% of our outstanding common stock. Even if we request advances the amount of each advance is limited to a maximum of $250,000 per advance and a maximum of $1,000,000 in any 30 day period.

     We have not had earnings, but if earnings were available, it is our general policy to retain any earnings for use in our operation.

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our stock price is below $5.00 per share and is treated as a "Penny Stock" which places restrictions on broker-dealers recommending the stock for purchase.

     Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, which we refer to as the "Exchange Act," and its rules. The SEC has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

    o broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market;

    o broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative;

    o    broker-dealers must disclose current quotations for the securities;

    o if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and

    o a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer's account and information on the limited market in penny stocks.

     Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our common stock remains subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result, fewer broker-dealers may be willing to make a market in our stock, which could affect your ability to re-sell your shares.

Forward-Looking Statements

     Some of the information contained in this prospectus and the documents incorporated by reference into this prospectus include forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for our future operations, our growth strategies or business plans or other facts that have not yet occurred. These statements can be identified by the use of forward-looking terminology such as "might," "may," "will," "could," "expect," "anticipate," "estimate," "likely," "believe," or "continue" or the negative thereof or other variations thereon or comparable terminology. The above risk factors contain discussions of important factors that should be considered by prospective investors for their potential impact on forward-looking statements included in this prospectus and in the documents incorporated by reference into this prospectus. These important factors, among others, may cause actual results to differ materially and adversely from the results expressed or implied by the forward-looking statements.


                                 Use Of Proceeds

     The selling shareholders will receive the net proceeds from the sale of shares. We will not receive any of the proceeds from any sale of the shares by the selling shareholders. However, we will receive the proceeds from any cash exercise of warrants to purchase some of the shares offered by this prospectus. If all warrants are exercised for cash, we would receive proceeds of $1,758,332. Any proceeds we receive will be used for working capital purposes. Please see the section of this prospectus entitled "Agreements With The Convertible Debenture Holders", "Agreements with Castlerigg Master Investments, Ltd. and A.I. International Corporate Holdings, Ltd." and "Description of Other Transactions" for more information about the warrants.



                  Agreements with Cornell Capital Partners, LP

     We are registering a portion of the shares in order to satisfy our obligations to Cornell. Under a Securities Purchase Agreement, dated as of July 28, 2004, between us and Cornell, Cornell committed to purchase convertible debentures from us for an aggregate of $750,000. We refer to this agreement in this prospectus as the Securities Purchase Agreement. We have received $375,000 from the sale of these convertible debentures and expect to receive the remaining $375,000 upon the filing of this registration statement.

     The convertible debentures have a maturity date of July 28, 2007 and are convertible into shares of our common stock at an initial conversion rate equal to the lower of (i) $1.88 or (ii) an amount equal to 80% of the lowest daily volume weighted average price of our common stock, as quoted by Bloomberg, L.P. on the maturity date. Interest at 8% per annum is due on the earlier to occur of the redemption or the conversion of the debenture or the maturity date. At the time the interest is payable, we have the option to pay accrued interest in cash or shares of our common stock valued at the closing bid price quoted on the principal market, as defined below, if the common stock is traded on a principal market or the closing bid price as provided by the National Association of Securities Dealers, Inc. if the common stock is not traded on a principal market. In the event that we fail to meet our obligations under the Investor Registration Rights Agreement associated with the convertible debentures, the option to receive accrued interest in cash or in shares of common stock shifts to Cornell. The option to convert the debenture into shares of our common stock, however, is subject to the condition that the issuance of such shares of common stock to Cornell cannot result in Cornell and its affiliates beneficially owning more than 4.99% of the then outstanding shares of our common stock. This limitation is further discussed below in this section.

     We have the option, upon 3 business days advance notice, to redeem a portion, or all, of the outstanding convertible debentures. The redemption price is equal to 110% of the amount redeemed plus accrued interest; provided that if on the date we provide notice, our common stock is greater than 120% of the closing volume weighted average price of our common stock as listed on The National Association of Securities Dealers Inc.'s Over-The-Counter Bulletin Board, Nasdaq SmallCap Market, or American Stock Exchange, each of which we refer to as a principal market, as quoted by Bloomberg, L.P., the redemption price shall be 120% of the amount redeemed plus accrued interest.

     In connection with the issuance of the convertible debentures, we entered into a Standby Equity Distribution Agreement whereby Cornell may purchase up to $20,000,000 of our common stock which shall be issuable upon our written request for an advance. The agreement provides that Cornell will be granted common stock at a price equal to the lowest volume weighted average price of the common stock during the 5 consecutive trading days after the date we deliver the notice to Cornell requesting an advance. Prior to execution of the Standby Equity Distribution Agreement, we paid a due diligence fee to Cornell in the amount of $2,500. In exchange for the commitment of Cornell as contemplated by the agreement, we issued 190,084 shares of our common stock to Cornell, paid a structuring fee of $10,000 to Cornell's investment manager, Yorkville Advisors Management, LLC and paid a fee of $500 to the escrow agent, Butler Gonzalez LLP. On each date money is advanced under the Standby Equity Distribution Agreement, we further agreed to pay Cornell an amount equal to 5% of the dollar value advanced. We also agreed to issue to Cornell shares of our common stock in an amount equal to $250,000 at a conversion rate equal to $1.26 on the first anniversary of the date of the Standby Equity Distribution Agreement if we draw more than $8 million during the first year of the agreement or if we have indicated by written notice to Cornell of our desire not to request advances after the first anniversary of the agreement. If we fail to comply with the requirements of the agreement, Cornell may pursue legal remedies against us. In connection with the Standby Equity Distribution Agreement, we also issued shares to 7,920 shares of our common stock to Newbridge Securities Corporation as placement agent.

     The terms of the convertible debentures specify that Cornell can convert a debenture by giving notice to us. Each conversion is subject to the following limitation: Cornell may not convert a debenture to the extent that the conversion would result in Cornell and its affiliates beneficially owning more than 4.99% of our then outstanding stock (after taking into account the shares of our common stock issuable upon the conversion). If Cornell then disposes of some or all of its holdings, it can again convert its debenture.

     The terms of the Standby Equity Distribution Agreement specify that we can request an advance by giving notice to Cornell. Each advance is subject to the following limitation: we may not request an advance to the extent that the advance would result in Cornell and its affiliates beneficially owning more than 9.99% of our then outstanding stock (after taking into account the shares of our common stock issuable upon the advance). If Cornell then disposes of some or all of its holdings, it can again advance.

     Pursuant to the Securities Purchase Agreement and an Investor Registration Rights Agreement, we are obligated initially to register under the Securities Act the number of shares issuable on conversion of the full aggregate principal amount of the convertible debentures plus interest thereon accrued through the maturity date thereof which, at our option, may be paid either in cash or shares of common stock. Pursuant to the Standby Equity Distribution Agreement and a Registration Rights Agreement, we are obligated initially to register under the Securities Act a portion of the number of shares of common stock issuable to the investor under the Standby Equity Distribution Agreement. We are also obligated to keep the registration statement of which this prospectus forms a part effective until the earliest of the date on which Cornell may sell all shares registered on its behalf under this prospectus under Rule 144 promulgated under the Securities Act, or the date on which Cornell no longer owns any of those shares.

     In the Securities Purchase Agreement, we have agreed that, without the prior consent of Cornell, we will not issue or sell shares of common stock or preferred stock (i) without consideration or for a consideration per share less than the bid price of the common stock determined immediately prior to its issuance, (ii) any warrant, option, right, contract, call or other security instrument granting the holder thereof, the right to acquire common stock without consideration or for a consideration less than such common stock's bid price value determined immediately prior to its issuance, (iii) enter into any security instrument granting the holder a security interest in any and all of our assets, except that we may grant a security interest to a lender that provides purchase money financing for inventory and equipment and such security relates solely to the inventory and equipment so purchased, or (iv) file any registration statement on Form S-8, except for our Amended and Restated 2002 Stock Plan (which may not be modified during the term of the agreement).

     Under the Investor Registration Rights Agreement, we may be obligated to pay liquidated damages to Cornell if the registration statement is not filed by October 8, 2004 or if the registration statement is not declared effective by November 10, 2004 or if, sales cannot be made pursuant to the registration statement (whether because of a failure to keep the registration statement effective, failure to disclose such information as is necessary for sales to be made pursuant to the registration statement, failure to register sufficient shares of common stock or otherwise). The amount that we must pay to Cornell, within 3 business days after demand therefore, in respect of the liquidated damages associated with the delay in or reduction of Cornell's ability to sell the underlying shares of common stock is, at Cornell's option, either a cash amount or shares of our common stock equal to 2% of the liquidated value of the convertible debentures outstanding for each 30 day period after October 8, 2004 or November 10, 2004 as the case may be.

     We refer you to the Securities Purchase Agreement, the Investor Registration Rights Agreement, and the form of convertible debentures, and the Standby Equity Distribution Agreement and the Registration Rights Agreement that are filed as exhibits to this registration statement for more complete description of the complex provisions that are summarized under this caption.

     Agreements with Castlerigg Master Investments, Ltd. and A.I. International Corporate Holdings, Ltd.

     We are registering a portion of the shares in order to satisfy our obligations to Castlerigg and A.I. International. Under a Securities Purchase Agreement, dated as of June 25, 2004, between us, Castlerigg, and A.I. International, among others, Castlerigg, A.I. International and others committed to purchase shares of common stock and warrants from us for an aggregate of $1,000,000. We refer to this agreement in this prospectus as the Castlerigg Securities Purchase Agreement. We have received all of the proceeds from the sale of the shares of common stock and warrants.

     The warrants have various maturity dates ranging from June 25, 2009 to August 9, 2009 and are exercisable at an initial exercise price of $1.00 per share. In the case of a stock split or reverse stock split, stock dividend, reclassification of the common stock, recapitalization, merger or consolidation, or like capital adjustment affecting the common stock prior to the exercise of the warrant, then the holder of the warrant is entitled to purchase the number of additional shares of common stock that will cause (i) the total number of shares of common stock the holder is entitled to purchase pursuant to the warrant, multiplied by (ii) the adjusted exercise price per share, to equal
(iii) the dollar amount of the title number of shares of common stock the holder is entitled to purchase before adjustment multiplied by the total exercise price immediately before adjustment.

     The terms of the warrants specify that the holder can exercise a warrant by giving notice to us. Each conversion is subject to the following limitations: the holder may not exercise its warrant to the extent that the exercise would result in the owner and its affiliates beneficially owning more than 9.99% of our then outstanding stock (after taking into account the shares of our common stock issuable upon the warrant exercise). If the holder then disposes of some or all of its holdings, it can again exercise its warrant.

     Pursuant to the Castlerigg Securities Purchase Agreement and a registration rights agreement, we are obligated initially to register under the Securities Act the number of shares issuable on full exercise of the warrants. We are also obligated to keep the registration statement of which this prospectus forms a part effective until the earliest of the date on which the holders may sell all shares registered on their behalf under this prospectus under Rule 144 promulgated under the Securities Act, or the date on which the holders no longer own any of those shares.

     Under the registration rights agreement, we may be obligated to pay penalties to the holders of the common stock and warrants if the registration statement is not filed by October 8, 2004 or if the registration statement is not declared effective by November 22, 2004. If the registration statement is not filed by October 8, 2004, we will be obligated to pay 2% of the purchase price for the first 30 day period following October 8, 2004 and 2% of the purchase price for each subsequent 30 day period (pro rated for each subsequent period that is less than 30 days). If the registration statement is not declared effective by filed by November 22, 2004, we will be obligated to pay 2% of the purchase price for the first 30 day period following November 22, 2004 and 2% of the purchase price for each subsequent 30 day period. The additional shares, if any, which might be issued to a holder of the debentures in payment of these penalties are covered by the registration statement and this prospectus. We refer you to the Castlerigg Securities Purchase Agreement, the Castlerigg registration rights agreement, and the form of Castlerigg warrant that are filed as exhibits to the registration statement for more complete description of the complex provisions that are summarized under this caption.

                        Description Of Other Transactions

     We are also registering 858,372 shares held by other selling shareholders and 425,000 shares issuable upon exercise of warrants held by other selling shareholders other than Cornell, Newbridge Securities Corporation, Castlerigg, A.I. International or affiliates thereof. These selling shareholders acquired their beneficial interest in the common stock through various private placements of securities. Certain of these selling shareholders are permitted to have their shares registered for resale in the registration statement as a result of so-called "piggy-back" registration rights, which means that, because we are required by the Investor Registration Rights Agreement and the Registration Rights Agreement to file the registration statement, holders of "piggy-back" registration rights must also be given the opportunity to have their shares registered in the registration statement. Other selling shareholders are permitted to have their shares registered for resale in the registration statement pursuant to a registration rights agreement. We refer you to the registration rights agreements relating to some of these shares that are filed as exhibits to this registration statement for more complete description of the provisions of those registration rights agreements.

                              Selling Shareholders

     The following table sets forth the shares beneficially owned, as of July 31, 2004, by the selling shareholders prior to the offering contemplated by this prospectus, the number of shares each selling shareholder is offering by this prospectus and the number of shares which each would own beneficially if all the offered shares are sold. Except Newbridge Securities Corporation, the selling shareholders acquired their beneficial interests in the shares being offered hereby in the transactions described under the headings "Agreements with Cornell Capital Partners, LP," "Agreements with Castlerigg Master Investments, Ltd. and A.I. International Corporate Holdings, Ltd." and in private placements described under the heading "Description of Other Transactions." As compensation for its services as placement agent for private placement of the Standby Equity Distribution Agreement, we issued common stock to Newbridge Securities Corporation and its designees in connection with that private placement.

     Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. However, each of the selling shareholders is subject to limitations on the conversion of their convertible debentures and the exercise of their warrants, if any. The most significant of these limitations is that the selling shareholder may not convert its convertible debentures or exercise its warrants, if the conversion or exercise would cause such holder's beneficial ownership of our common stock (excluding shares underlying any of their unconverted debentures or unexercised warrants) to exceed 4.99% of the outstanding shares of common stock. Also, the table below includes the number of shares which would be issued upon conversion of a convertible debenture in payment of all accrued interest through its maturity date, which is more than 60 days from the date of this prospectus and shares which might be issuable on the occurrence of events which have not yet occurred and may not occur. Therefore, although they are included in the table below, the number of shares of common stock for some listed persons may include shares that may not be purchased during the 60-day period.

                                                      Beneficial
Names and Addresses                                    Ownership          Shares Registered        Post-Offering         %
-------------------                                   ----------          -----------------        -------------         -
Cornell Capital Partners, L.P. (1)                      772,925             4,602,171 (9)                0               0
Newbridge Securities Corporation (2)                      7,920                 7,920                    0               0
Castlerigg Master Investments, Ltd. (3)               1,612,156          1,925,924 (10)(12)              0               0
A.I. International Holdings, Ltd. (4)                   740,740           740,740 (10)(12)               0               0
Platinum Partners Value Arbitrage Fund (5)              250,000           250,000 (11)(12)               0               0
Huberfeld Family, LLC (6)                                75,000            75,000 (11)(12)               0               0
M/S Family Foundation (7)                                50,000            50,000 (11)(12)               0               0
Eliezer Rosenthal                                        50,000            50,000 (11)(12)               0               0
Strategic Growth International, Inc.                    122,608             122,608 (11)                 0               0
Bruce A. Cosgrove (8)                                   255,882             255,882 (11)                 0               0
George F. Matin (8)                                     255,882             255,882 (11)                 0               0
Phillip C. Baker(8)                                     200,000              200,000(11)                 0               0
Kevin Leigh (8)                                          53,000              24,000(11)               29,000             *

--------------------

*  Less than 1%

(1) Cornell Capital Partners, LP is an "underwriter" within the meaning of the Securities Act in connection with the sale of common stock under the Standby Equity Distribution Agreement. The selling shareholder advised us that it is not a broker-dealer and is not affiliated with any broker-dealer and the person making the investment decisions on behalf of the selling shareholder is Mark Angelo.

(2) The selling shareholder advised us that it is not a broker-dealer and is not affiliated with any broker-dealer and the person making the investment decisions on behalf of the selling shareholder is Guy Amico.

(3) The selling shareholder advised us that it is not a broker-dealer and is not affiliated with any broker-dealer and no natural person beneficially owns shares of common stock or the shares of common stock issuable upon conversion of the warrants.

(4) The selling shareholder advised us that it is not a broker-dealer and is not affiliated with any broker-dealer and no natural person beneficially owns shares of common stock or the shares of common stock issuable upon conversion of the warrants.

(5) The selling shareholder advised us that it is not a broker-dealer and is not affiliated with any broker-dealer and that the only natural person that beneficially owns the warrant and the shares of common stock issuable upon conversion of the warrant is Mark Nordlicht.

(6) The selling shareholder advised us that it is not a broker-dealer and is not affiliated with any broker-dealer and that the only natural person that beneficially owns the warrant and the shares of common stock issuable upon conversion of the warrant is Philip Huberfeld.

(7) The selling shareholder advised us that it is not a broker-dealer and is not affiliated with any broker-dealer and that the only natural person that beneficially owns the warrant and the shares of common stock issuable upon conversion of the warrant is Shoshana Englander.

(8) The selling shareholder has acted as a consultant for us within the past three years.

(9) The numbers on the table reflect an estimate of a portion of the number of shares issued or issuable to the selling shareholder. We are registering the shares underlying the convertible debentures held by the selling shareholder and a portion of the shares of our common stock which might be issuable to the selling shareholder under the terms of the agreements between us and the selling shareholder. See the sections of this prospectus titled "Agreements with Cornell Capital Partners, LP" for more information regarding our convertible debentures.

(10) The numbers on the table reflect an estimate of the number of shares issued or issuable to the selling shareholder. We are registering the shares underlying the warrants held by the selling shareholder. See the sections of this prospectus titled "Agreements with Castlerigg Master Investments, Ltd. and A.I. International Corporate Holdings, Ltd." for more information regarding our convertible debentures.

(11) The numbers on the table reflect the actual number of shares issued or issuable to the selling shareholder. See the sections of this prospectus titled "Description of Other Transactions."

(12) Includes shares of common stock issuable upon the exercise of warrants.

Relationship Between Provectus and the Selling Shareholders

     None of the selling shareholders are affiliates or controlled by our affiliates. None of the selling shareholders are now or were at any time in the past an officer or director of ours or any of any of our predecessors or affiliates. We have separate contractual obligations to file this registration with each of the selling shareholders.

                            Description Of Securities

Common Stock

     We are authorized to issue 100,000,000 shares of common stock, $.001 par value per share, of which 15,489,472 shares were outstanding and held of record as of September 27, 2004, by approximately 1,800 shareholders of record. A significant portion of our common stock is held in either nominee name or street name brokerage accounts. All outstanding shares of common stock are fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Holders of shares of common stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefor and to share ratably in our assets available upon liquidation, dissolution or winding up. The holders of shares of the common stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of more than 50% of the shares of common stock are able to elect all directors. Our Restated Articles of Incorporation do not grant preemptive rights. The common stock may not be redeemed except upon our consent and the consent of the shareholders and the common stock is not subject to liability for further calls or to assessments by Provectus. This summary does not purport to be complete and is qualified in its entirety by reference to our Restated Articles of Incorporation and to Nevada law.

Preferred Stock

     We are authorized to issue 25,000,000 shares of preferred stock, $.001 par value per share, of which no shares are issued and outstanding. The shares of preferred stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by our board of directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors pursuant to authority vested in it. Without limiting the generality of the foregoing, shares in such series shall have voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors. The number of shares of any such series so set forth in the resolution or resolutions may be increased (but not above the total number of authorized shares of preferred stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the board of directors.

Governing Law and Organizational Documents

     Shareholders' rights and related matters are governed by the laws of the State of Nevada and our Restated Articles of Incorporation and our Bylaws. Our Restated Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. Our Bylaws may be amended by either the affirmative vote of 75% of all shares outstanding and entitled to vote generally in the election of directors, or by an affirmative vote of a majority of our directors then holding office.

Stock Option Plans

     The 2002 Stock Option Plan, as amended, provides for the grant of four types of incentive awards: stock options, stock appreciation rights, rights to purchase restricted stock, and long-term performance awards.

     Our employees and consultants, including officers and directors who also are employees or consultants, and our directors who are not employees whose present and potential contributions are important to our continued success are eligible to receive awards under the plan. The purpose of a long-term incentive plan is to direct the attention and efforts of participating employees to our long-term performance by relating incentive compensation to the achievement of long-term corporate economic objectives. The plan also is designed to retain, reward and motivate participating employees by providing an opportunity for investment in the company and the advantages inherent in ownership of our common stock.

     A total of 3,000,000 shares of our common stock may be subject to, or issued pursuant to, awards granted under the plan. If an award under the plan is forfeited or terminated for any reason, the shares of common stock that were subject to the award again become available for distribution in connection with awards under the plan. In addition, shares subject to stock appreciation rights that are exercised for cash again become available for distribution in connection with awards under the plan.

     The plan may be administered by one or more administrators if the board of directors deems division of administration necessary or desirable in order to comply with applicable law. Because the board of directors has not appointed any committees and because we have so few employees, the entire board of directors currently is acting as the administrator of the plan.

     The administrator has the exclusive discretion to select the employees, consultants and non-employee directors who receive awards under the plan and to determine the type, size, and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the plan. The plan will remain in effect until all awards under the plan either have been satisfied by the issuance of shares of our common stock or the payment of cash or have expired or otherwise terminated or the plan is otherwise terminated by our board of directors. However, no awards may be granted more than ten years after the date of the shareholder's approval of the plan. Generally, a participant's rights and interest under the plan will not be transferable except by will or by the laws of descent and distribution.

Transfer Agent

     We have retained Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, UT 84107, as the transfer agent for our common stock. Atlas Stock Transfer Corporation's telephone number is (801) 266-7151.

                              Plan Of Distribution

     The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

    o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

    o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

    o an exchange distribution in accordance with the rules of the applicable exchange;

    o   privately negotiated transactions;

    o short sales, but, if at all, only after the effectiveness of the registration statement of the shares of common stock offered hereby;

    o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

    o   a combination of any such methods of sale; and

    o   any other method permitted pursuant to applicable law.


     Cornell Capital Partners, LP is an "underwriter" within the meaning of the Securities Act in connection with the sale of common stock under the Standby Equity Distribution Agreement. Other than the shares of common stock to be issued under the Standby Equity Distribution Agreement with Cornell Capital Partners, LP, the selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. We believe that the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Selling shareholders may be, and any broker-dealers or agents that are involved in selling the shares are, deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     We are required to pay all fees and expenses incident to the registration of the shares. Otherwise, all discounts, commissions or fees incurred in connection with the sale of the common stock offered hereby will be paid by the selling shareholders.

     Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

    o the name of each such selling shareholder and of the participating broker-dealer(s);

    o    the number of shares involved;

    o    the price at which such shares were sold;

    o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

    o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

    o    other facts material to the transaction.


     To comply with the securities laws of some states, the shares will be sold in those jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

     We advised the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of the shares offered hereby.

                    Indemnification Of Officers And Directors

     Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a "non-derivative proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

    o Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

    o Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a "derivative proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he:

    o Is not liable under Section 78.138 of the Nevada Revised Statute for breach of his or her fiduciary duties to the corporation; or

    o Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

     Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

     Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

     Under  our  Restated  Articles  of  Incorporation,   we  are  obligated  to
indemnify, to the fullest extent permitted by Nevada law, any director or officer who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that the director or officer, or a person of whom he or she is the legal representative, is or was a director or officer of Provectus, or a member of any committee of our board of directors, or is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, partner, trustee, employee or agent or in any other capacity while serving as a director officer, partner, trustee, employee or agent; against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the director or officer in connection with the proceeding. In addition, indemnification is required to continue as to a person who has ceased to be a director, officer, partner, trustee, employee or agent and inures to the benefit of his or her heirs, executors and administrators. However, subject to the exceptions detailed below, we may indemnify a person seeking indemnification in connection with a proceeding (or part thereof) initiated by the person seeking indemnification only if the proceeding (or part thereof) was authorized by our board of directors. We may indemnify any employee or agent of Provectus to an extent greater than required by law only if and to the extent that our directors, in their discretion, may determine.

     If we do not pay a claim for indemnification under the our Restated Articles of Incorporation in full within 30 days after a written claim has been received by us, the claimant may at any time thereafter bring suit against us to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also will be entitled to be paid the expense of prosecuting such claim. With some exceptions, we may defend against an action brought for this purpose that the claimant has not met the standards of conduct which make it permissible under Chapter 78 of the Nevada Revised Statutes for us to indemnify the claimant for the amount claimed, but the burden of proving such defense is on us. Neither our failure (including the failure of our board of directors, independent legal counsel or our shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Chapter 78 of the Nevada Revised Statutes, nor an actual determination by us (including our board of directors, independent legal counsel or our shareholders) that the claimant has not met such applicable standard of conduct is a defense to the action or creates a presumption that the claimant has not met the applicable standard of conduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Provectus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                  Where You Can Find More Information About Us

     We file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov.

     Our Internet address is http://www.pvct.com. We have made available, through a link to the SEC's Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% shareholders and amendments to those reports). To receive paper copies of our SEC materials, please contact us by U.S. mail, telephone, facsimile or electronic mail at the following address:

                   Provectus Pharmaceuticals, Inc.
                   Attention: President
                   7327 Oak Ridge Highway, Suite A
                   Knoxville, TN 37931
                   Telephone: 865/769-4011
                   Facsimile: 865/769-4013
                   Electronic mail: info@pvct.com

     We have filed the registration statement under the Securities Act, with respect to the securities offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and the exhibits filed as a part thereof, which may be found at the locations and website referred to above.

                Incorporation Of Certain Information By Reference

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

    o Our Annual Report on Form 10-KSB, for the fiscal year ended December 31, 2003, as filed with the SEC on March 30, 2004, and as amended on July 19, 2004, October 7, 2004 and November 1, 2004.

    o Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, as filed with the SEC on May 17, 2004, and as amended on October 7, 2004.

    o Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, as filed with the SEC on August 16, 2004, and as amended on October 7, 2004.

    o   Our Current Reports on Form 8-K, dated:

            o   March 25, 2004

            o   June 29, 2004

            o   July 28, 2004

            o   October 27, 2004

    o   Our Definitive Proxy Statement to Shareholders, dated April 29, 2004.

     We are also incorporating by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the SEC or us. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit into a document that this prospectus incorporates. Shareholders may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from:

                         Provectus Pharmaceuticals, Inc.
                            ATTN: Investor Relations
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011

                                     Experts

     The financial statements attached to and incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern) attached hereto and incorporated herein by reference, and are attached to and incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                  Legal Matters

     The validity of the shares we are offering will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C., 207 Mockingbird Lane, P.O. Box 3038, Johnson City, Tennessee 37602.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses in connection with this offering are as set forth in the following table. All amounts except the Securities and Exchange Commission ("SEC") registration fee are estimated.

       SEC Registration Fee                 $     889.35
       Printing and Engraving Expenses          2,500.00
       Accounting Fees and Expenses             8,000.00
       Legal Fees and Expenses                 50,000.00
       Miscellaneous                            1,500.56
                                            -------------
       Total                                  $62,889.91


Item 15.  Indemnification of Officers and Directors.

     See "Indemnification Of Officers And Directors" in the prospectus.

Item 16.  Exhibits

     The following exhibits are filed as part of this Registration Statement.

Exhibit No.                                          Description

   4.1 Form of 8% Secured Convertible Debenture related to the Securities Purchase Agreement (as defined below)

   4.2 Investor Registration Rights Agreement dated as of July 28, 2004 by and among the Company and the investors named therein related to the Securities Purchase Agreement (as defined below), as amended by Amendment to Investor Registration Rights Agreement dated as of September 30, 2004

   4.3 Registration Rights Agreement dated as of July 28, 2004 by and between the Company and Cornell Capital Partners, LP related to the Standby Equity Distribution Agreement (as defined below)

   4.4 Form of Warrant related to the Castlerigg Securities Purchase Agreement (as defined below)

   4.5 Registration Rights Agreement dated as of June 25, 2004 by and among the Company, A.I. International Corporate Holdings, Ltd., American Equity Consulting Services, Inc. and Castlerigg Master Investments, Ltd., as amended by Amendment to Registration Rights Agreement dated as of September 30, 2004

   4.6 Registration Rights Agreement dated as of June 25, 2004 by and among the Company, Martin Stern, Huberfeld Family, LLC, Platinum Partners Value Arbitrage Fund LP, M/S/ Family Foundation, and Eliezer Rosenthal

   4.7 (1) Form of Warrant issued to selling shareholders other than Cornell Capital Partners, LP, A.I. International Corporate Holdings, Ltd., and Castlerigg Master Investments, Ltd.

   4.8 (1) Registration Rights Agreement dated as of September 4, 2003 by and among the Company and Bruce A. Cosgrove and George F. Matin

   4.9 Consulting Agreement dated as of November 5, 2003 by and between the Company and Phillip C. Baker

   4.10 Letter Agreement dated February 20, 2003 between the Company and SGI incorporated herein by regerence to Exhibit 10.12 to the Company's Quarterly Report on Form 10-QSB dated March 31, 2003, as filed with the SEC on May 9, 2003.


   5.1        Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

   10.1 Securities Purchase Agreement dated as of July 28, 2004 by and among the Company and the buyers named therein (the "Securities Purchase Agreement")

   10.2 Standby Equity Distribution Agreement dated as of July 28, 2004 by and between the Company and Cornell Capital Partners, LP (the "Standby Equity Distribution Agreement")

   10.3 Securities Purchase Agreement dated as of June 25, 2004 by and among the Company, A.I. International Corporate Holdings, Ltd., American Equity Consulting Services, Inc. and Castlerigg Master Investments, Ltd., as amended on August 4, 2004 (the "Castlerigg Securities Purchase Agreement")

   13.1 (2) Annual Report on Form 10-KSB/A, as amended, for the fiscal year ended December 31, 2003

   13.2 (3)   Quarterly Report on Form 10-QSB/A for the quarter ended
              March 31, 2004

   13.2 (4)   Quarterly Report on Form 10-QSB/A for the quarter ended
              June 30, 2004

   23.1 Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. (included in Exhibit 5.1)

   23.2       Consent of BDO Seidman, LLP

   24.1       Power of Attorney (included on Page II-4 of this Registration
              Statement).

(1) Previously filed with the SEC on February 12, 2004 as an exhibit to the Company's subsequently withdrawn Form S-2.
(2)  Previously filed with the SEC on November 1, 2004.
(3)  Previously filed with the SEC on October 7, 2004.
(4)  Previously filed with the SEC on October 7, 2004.


Item 17.  Undertakings.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"),

          (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement,

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Knoxville, State of Tennessee on November 10, 2004.

                                        Provectus Pharmaceuticals, Inc.

                                        By:   /s/ Timothy C. Scott
                                            ----------------------------------
                                            Timothy C. Scott, Ph.D.
                                            President


                                        By:   /s/ Peter R. Culpepper
                                            ----------------------------------
                                            Peter R. Culpepper, C.P.A.
                                            Chief Financial Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated on November 10, 2004:

      Signatures                                          Title
      ----------                                          -----

/s/ H. Craig Dees                        Chief Executive Officer and a Director
---------------------------------        (Principal executive officer)
H. Craig Dees, Ph.D.

/s/ Peter R. Culpepper                   Chief Financial Officer
---------------------------------        (Principal accounting officer)
Peter R. Culpepper, C.P.A.

/s/ Timothy C. Scott                     President and Director
---------------------------------
Timothy C. Scott, Ph.D.

/s/ Eric A. Wachter*                     Director
---------------------------------
Eric A. Wachter, Ph.D.

/s/ Stuart Fuchs*                        Director
---------------------------------
Stuart Fuchs


*By Timothy C. Scott, Attorney-In-Fact

                                  EXHIBIT INDEX

Exhibit No.                                Description
-----------                                -----------

   4.1 Form of 8% Secured Convertible Debenture related to the Securities Purchase Agreement (as defined below)

   4.2 Investor Registration Rights Agreement dated as of July 28, 2004 by and among the Company and the investors named therein related to the Securities Purchase Agreement (as defined below), as amended by Amendment to Investor Registration Rights Agreement dated as of September 30, 2004

   4.3 Registration Rights Agreement dated as of July 28, 2004 by and between the Company and Cornell Capital Partners, LP related to the Standby Equity Distribution Agreement (as defined below)

   4.4 Form of Warrant related to the Castlerigg Securities Purchase Agreement (as defined below)

   4.5 Registration Rights Agreement dated as of June 25, 2004 by and among the Company, A.I. International Corporate Holdings, Ltd., American Equity Consulting Services, Inc. and Castlerigg Master Investments, Ltd., as amended by Amendment to Registration Rights Agreement dated as of September 30, 2004

   4.6 Registration Rights Agreement dated as of June 25, 2004 by and among the Company, Martin Stern, Huberfeld Family, LLC, Platinum Partners Value Arbitrage Fund LP, M/S/ Family Foundation, and Eliezer Rosenthal

   4.7 (1) Form of Warrant issued to selling shareholders other than Cornell Capital Partners, LP, A.I. International Corporate Holdings, Ltd., and Castlerigg Master Investments, Ltd.

   4.8 (1) Registration Rights Agreement dated as of September 4, 2003 by and among the Company and Bruce A. Cosgrove and George F. Matin

   4.9 Consulting Agreement dated as of November 5, 2003 by and between the Company and Phillip C. Baker

   4.10 Letter Agreement dated February 20, 2003 between the Company and SGI incorporated herein by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-QSB dated March 31, 2003, as filed with the SEC on May 9, 2003

   5.1        Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

   10.1 Securities Purchase Agreement dated as of July 28, 2004 by and among the Company and the buyers named therein (the "Securities Purchase Agreement")

   10.2 Standby Equity Distribution Agreement dated as of July 28, 2004 by and between the Company and Cornell Capital Partners, LP (the "Standby Equity Distribution Agreement")

   10.3 Securities Purchase Agreement dated as of June 25, 2004 by and among the Company, A.I. International Corporate Holdings, Ltd., American Equity Consulting Services, Inc. and Castlerigg Master Investments, Ltd., as amended on August 4, 2004 (the "Castlerigg Securities Purchase Agreement")

   13.1 (2) Annual Report on Form 10-KSB/A, as amended, for the fiscal year ended December 31, 2003

   13.2 (3)   Quarterly Report on Form 10-QSB/A for the quarter ended
              March 31, 2004

   13.2 (4)   Quarterly Report on Form 10-QSB/A for the quarter ended
              June 30, 2004

   23.1 Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. (included in Exhibit 5.1)

   23.2       Consent of BDO Seidman, LLP

   24.1       Power of Attorney (included on Page II-4 of this Registration
              Statement).

(1) Previously filed with the SEC on February 12, 2004 as an exhibit to the Company's subsequently withdrawn Form S-2.

(2)  Previously filed with the SEC on November 1, 2004.

(3)  Previously filed with the SEC on October 7, 2004.

(4)  Previously filed with the SEC on October 7, 2004.